

January 28, 2011

Robert W. Driskell
Chief Financial Officer
Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS 38824

> **Re:** **Hancock Fabrics, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed April 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 27, 2010**
> **Form 10-Q for the Fiscal Quarter Ended October 30, 2010**
> **Filed on December 9, 2010**
> **File No. 001-09482**

Dear Mr. Driskell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Cover Page

1. Since your securities are not traded on an exchange, please reflect that your classes of securities are registered under Section 12(g) rather than Section 12(b) of the Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies and Estimates, page 24

2. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Please revise the discussion of your critical accounting policies in future filings to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in the discount rate and/or long-term rate of return used in accounting for your pension plans would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Goodwill, page 26

3. Please tell us and disclose in future filings whether any of your reporting units are at risk of failing step one of the goodwill impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Financial Statements and Supplementary Data, page 29

Note 4 – Summary of Significant Accounting Policies and Basis of Accounting, page 36

Accounts Payable, page 38

4. We note that accounts payable includes amounts representing outstanding checks in excess of cash deposits. Please clarify if these amounts represent bank overdrafts or book overdrafts. If they represent bank overdrafts, please tell us where you classify the related changes on your statements of cash flows. If you classify the changes in operating activities, please explain how your classification complies with ASC 230.

Operating Leases, page 39

5. We note your statement that "improvements made by the Company as required by the lease agreements are capitalized…as prepaid rent expense and recorded as prepaid expenses and other noncurrent assets in the consolidated balance sheets and are amortized into rent expense over the expected life of the lease." Please tell us and revise your disclosures in future filings to clarify the difference between these improvements and the leasehold improvements included in your property and equipment balance.

Note 12 – Shareholders' Interest, page 47

6. Based on pages 21 and 22 of your Form S-1/A filed June 19, 2008 and Section 5 of the Master Warrant Agreement included as Exhibit 4.5 of the same filing, it appears that the warrants issued in your August 2008 notes offering include anti-dilution provisions which adjust the exercise price of the warrants upon certain events, such as the issuance or sale of common stock for consideration less than the exercise price of the warrants. Considering the existence of these reset provisions, please explain to us how you determined that the warrants were indexed to your common stock and should not be accounted for as derivative liabilities. See ASC 815-40, including Example 9 discussed in paragraphs 815-40-55-33 and 55-34. Please also tell us if any of your other warrants include similar reset provisions and, if so, provide us with a complete analysis that supports equity classification.

Note 14 – Employee Benefit Plans, page 48

7. We note that you determine the expected lives of your options based on the simplified method as outlined in Staff Accounting Bulletin 107. Please tell us and disclose in future filings, as required by SAB 110, the reason why you use this method.

8. You disclose on page 52 that your defined benefit retirement plan was frozen effective December 31, 2008. Considering you indicate that participants no longer accrue additional benefits for service, please tell us why you continue to recognize service cost related to this plan.

9. We note your disclosures regarding the asset categories, target allocations, and investment strategies for the plan assets of your retirement plans. Please tell us how you considered the updated guidance and expanded disclosures required by ASC 715-20-50-1 (previously FSP FAS 132(R)-1) including, but not limited to, expanded disclosures of major categories of plan assets, the level within the fair value hierarchy in which the fair value measurements fall, and a reconciliation of the beginning and ending balances of any fair value measurements of plan assets using significant unobservable inputs.

Report of Independent Registered Public Accounting Firm, page 60

10. The current audit report states the accounting firm's name but does not include a conformed signature. Please confirm to us that you received a signed report from your auditors and ensure that audit reports included in future filings include a conformed signature. Refer to Rule 302 of Regulation S-T and section 5.1.2 of the EDGAR Filer Manual. Please also apply this comment to the auditor consent at Exhibit 23.1.

Item 15. Exhibits and Financial Statement Schedules, page 67

11. It appears that schedules and exhibits related to Exhibit 10.13, the loan and security agreement dated August 1, 2008, have not been filed on EDGAR. Please refile this agreement in your next periodic report, including all related schedules and exhibits.

12. Please review your filing for accuracy with respect to all documents you have incorporated by reference. As examples only, and not an exhaustive list, we note your incorporation by reference of your Form 10-K filed on April 9, 2009 that was filed on April 10, 2009. We also note your incorporation by reference of a Form 8–K filed March 26, 2006 where it appears that you are referring to a Form 8-K filed on March 22, 2006. Please revise your Form 10-K to reflect the correct filing dates of the documents you wish to incorporate by reference.

Schedule II – Valuation and Qualifying Accounts, page 70

13. We note that you recorded additions but no deductions to your inventory reserve during fiscal 2008 and 2009. Please explain the reasons why there were no inventory reserve deductions during the last two fiscal years. In doing so, please confirm to us that inventory reserves are established against specific inventory items and are relieved through income only when the inventory is sold or consumed and not based on changes in management judgment.

Schedule 14A filed on April 27, 2010

Compensation Discussion and Analysis, page 15

Incentive Compensation, page 17

14. Please quantify the target and the actual EBITDAR and cash flow from operations before reorganization used to calculate the bonuses. Also describe how the individual goals for each of the executive officers factored into the compensation amounts for each executive officer. Please also explain how you applied the corporate performance measures and individual goals against the percentage of salaries reflected in the table to calculate the incentive compensation.

Long-term Incentives, page 17

15. Please describe the performance based feature to the stock option vesting, and disclose how the amount of stock options granted to each executive officer was determined.

Form 10-Q for the Fiscal Quarter Ended October 30, 2010

16. Please tell us how you considered the need to perform an interim goodwill impairment test as contemplated by ASC 350-20-35-30 in each fiscal 2010 quarterly period. Based on your disclosures, we assume that you concluded that no interim test was needed despite certain evidence suggesting an interim test may be necessary. For example, we note that you incurred a net loss through the interim period ended October 30, 2010, that your stock price and market capitalization declined over the same timeframe, and that it appears your market capitalization was below your net book value in each fiscal 2010 quarter. Please tell us how you considered these factors in your decision not to perform an interim test of goodwill for impairment.

Item 4. Controls and Procedures, page 20

17. We note your statement that your management "recognizes that any controls and procedures…can provide only reasonable assurance of achieving the desired control objectives." In your future filings please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. This comment also applies to your Forms 10-Q for the fiscal quarters ended July 31, 2010 and May 1, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at 202-551-3331 or of Brigitte Lippmann, Special Counsel, at 202-551-3713 with any other questions.

Sincerely,

/s/ James Allegretto for

Jennifer Thompson
Accounting Branch Chief